Exhibit 4.11

FIRST AMENDMENT
TO THE KINDER MORGAN, INC. EMPLOYEES STOCK PURCHASE PLAN
(Amended and Restated as of January 1, 2000)

W I T N E S S E T H:

     WHEREAS, Kinder Morgan, Inc. (the "Employer") maintains the Kinder Morgan, Inc. Employees Stock Purchase Plan (Amended and Restated as of January 1, 2000) (the "Plan"); and

     WHEREAS, the Employer, pursuant to Section 27 of the Plan, has the right to amend the Plan from time to time subject to certain limitations.

     NOW, THEREFORE, in order to make certain changes desired by the Employer, the Plan is hereby amended in the following manner:

1.    Effective January 1, 2003, Section 2(h) is hereby amended in its entirety to read as follows:

(h)

"Eligible Employee" or "Employee" shall mean and refer to all persons regularly employed by the Company, or one of its Subsidiaries; provided, however, the Plan shall neither permit nor deny participation in the Plan contrary to requirements of the Code; provided further, persons whose customary employment is for twenty hours or less per week shall not be an "Employee" or an "Eligible Employee" as those terms are used herein.

2.    Effective as of January 1, 2003, Section 7(a) is hereby amended in its entirety to read as follows:

(a)

An Eligible Employee may become a Participant by completing an Election to Purchase Shares and filing it with the Plan Supervisor no later than the Subscription/Enrollment Deadline. No Election to Purchase Shares will be accepted from an individual who is not on the active payroll of an Employer on the Subscription/Enrollment Deadline. Once an Employee has enrolled in the Plan, he will remain a Participant until: (i) he withdraws from the Plan, or (ii) he ceases to be an Eligible Employee of an Employer. An Eligible Employee who has withdrawn from the Plan must wait until the next Offering before re-enrolling in the Plan.

3.    Effective as of January 1, 2003, Section 7(c) is hereby amended in its entirety to read as follows:

(c)

Payroll deductions for a Participant shall be made through the end of a Purchase Period unless sooner terminated by a cancellation of Election to Purchase Shares as provided in Paragraphs 6, 13, 14, 16 or 17 herein. Payroll deductions shall be specified in dollar amounts from a minimum of $20 per month to a maximum of $21,250 per Plan Year. Such deductions shall be in uniform amounts in conformity with the Employee's payroll deduction schedule. There shall be no rights of prepayment.

4.    Effective as of January 1, 2003, Section 16 is hereby amended in its entirety to read as follows:

     16.   Termination of Employment.  If, prior to the last trading day of a Purchase Period, a Participant ceases to be employed by the Company or a Subsidiary for any reason (including death, retirement and involuntary termination, with or without cause), his Election to Purchase Shares shall be deemed to have been canceled. The Participant's or his legal representative's only right will be to receive in cash the total amount of accrued payroll deductions during the Purchase Period as soon as practicable after his termination of employment.

5.    Effective as of January 1, 2003, Section 17(c) is hereby amended by deleting the last sentence of the first paragraph thereof.

6.    Effective as of January 1, 2003, Section 20 is hereby amended in its entirety to read as follows:

     20.   Governmental Approvals or Consents; Amendments or Termination.  This Plan and any offering and sales to Employees and Participants under it are subject to any governmental approvals or consents that may be or become applicable in connection therewith. Except as otherwise provided herein, the Board may terminate or make such changes in the Plan and include such terms in any Offering under this Plan as may be necessary to desirable, in the opinion of the Company's counsel, to comply with the rules or regulations of any governmental authority or any national securities exchange, or to be eligible for tax benefits under the Code or the laws of any state, or for any other reason; provided that no termination or amendment may affect Options previously granted, or may make any change in an Option theretofore granted which would adversely affect the rights of any Participant; and provided, further, that the Board may not make any amendment which would materially increase the benefits accruing to Participants under the Plan, increase the aggregate number of Shares which may be sold hereunder, change the designation of corporations whose employees may be offered Options under the Plan, or which would otherwise require the approval of the Company's shareholders to comply with Rule 16b-3, any rule promulgated by the New York Stock Exchange, or any other applicable laws, without approval of the stockholders of the Company.

IN WITNESS WHEREOF, the Employer has executed this First Amendment to the Plan on this 15th day of January, 2003.

Kinder Morgan, Inc.
By:	/s/ James E. Street

Name:	James E. Street

Title:	Vice President, Human Resources and Administration